

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
William M. Kahane
Chief Executive Officer
AR Capital Acquisition Corp.
405 Park Avenue, 2nd Floor
New York, NY 10022

> **Re:** **AR Capital Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 24, 2014**
> **File No. 333-198014**

Dear Mr. Kahane:

We have reviewed your responses to the comments in our letter dated September 22, 2014 and have the following additional comments.

Cover Page of Prospectus

1. We note that you aggregate the fees payable to RCS with the underwriting discounts and commissions in the table on the cover page as well as the table on page 124. Please tell us whether you believe the fees payable to RCS constitute underwriter's compensation and if so, why you have not identified RCS as an underwriter. Otherwise, please explain why you have aggregated these fees with the underwriter's compensation. Refer to Items 501(b)(3) and 508(e) of Regulation S-K.

Conflicts of Interest, page 91

2. Your disclosure indicates that the tabular information on pages 92-95 relates to all of your executive officers. We note, however, that you have not included any conflicts of interest disclosure for Mr. Wiegenfeld. Please revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc:     Via E-mail
        Joel L. Rubinstein, Esq.
        McDermott Will & Emery LLP